UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

FOUR LEAF ACQUISITION CORPORATION

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

35088F206

(CUSIP Number)

March 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: 10 Page

SCHEDULE 13G

CUSIP No. 35088F206		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 367,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 367,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,921
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.39%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13G

CUSIP No. 35088F206		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 367,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 367,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,921
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.39%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC

SCHEDULE 13G

CUSIP No. 35088F206		Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 367,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 367,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 367,921
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.39%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

SCHEDULE 13G

CUSIP No. 35088F206		Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Harraden Circle Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 405,687
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 405,687

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,687
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC, IA

SCHEDULE 13G

CUSIP No. 35088F206		Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Frederick V. Fortmiller, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,677
	6	SHARED VOTING POWER 405,687
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 405,687
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,364
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.14%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

SCHEDULE 13G

CUSIP No. 35088F206		Page 7 of 11 Pages

Item 1(a).	Name of Issuer

Four Leaf Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

4546 El Camino Real B10 #715, Los Altos, California 94022

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Harraden Circle Investors, LP (“Harraden Fund”);

ii)	Harraden Circle Investors GP, LP (“Harraden GP”);

iii)	Harraden Circle Investors GP, LLC (“Harraden LLC”);

iv)	Harraden Circle Investments, LLC (“Harraden Adviser”); and v) Frederick V. Fortmiller, Jr. (“Mr. Fortmiller”);

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund. Harraden GP is the general partner to Harraden Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is 299 Park Avenue, 21st Floor, New York, NY 10171.

Item 2(c).	Citizenship

Each of Harraden Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP No. 35088F206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

SCHEDULE 13G

CUSIP No. 35088F206		Page 8 of 11 Pages

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

As of March 17, 2023, each of the Reporting Persons may be deemed the beneficial owner of 419,364 Shares underlying Units held directly by Harraden Fund and Harraden Adviser.

Item 4(b)	Percent of Class

As of March 17, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.14% of Shares outstanding. This percentage is based on a total of 6,830,460 Shares outstanding, based on information in the report on Form 8K filed by the Company on March 22, 2023.

Item 4(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	13,677
(ii) Shared power to vote or direct the vote:	405,687
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	419,364

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 35088F206		Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2023

HARRADEN CIRCLE INVESTORS, LP

By:	HARRADEN CIRCLE INVESTORS GP, LP, its general partner

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LP

By:	HARRADEN CIRCLE INVESTORS GP, LLC, its general partner

By:	/s/ Frederick V. Fortmiller, Jr.
Title:	Managing Member

HARRADEN CIRCLE INVESTORS GP, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

HARRADEN CIRCLE INVESTMENTS, LLC

By:	/s/ Frederick V. Fortmiller, Jr.
Managing Member

FREDERICK V. FORTMILLER, JR.

/s/ Frederick V. Fortmiller, Jr.

SCHEDULE 13G

CUSIP No. 35088F206		Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

1 Joint Filing Agreement	11